Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	February 17, 2011
NYSE: SVM

SILVERCORP ANNOUNCES POSITIVE PRELIMINARY ASSESSMENT FOR THE SILVERTIP SILVER-LEAD-ZINC PROJECT, BRITISH COLUMBIA, CANADA

VANCOUVER, British Columbia – February 17, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce it has received an independent Preliminary Assessment (“PA”) Technical Report prepared by Golder Associates Ltd. on its 100% owned Silvertip project, British Columbia (BC), Canada. This PA is based on the mineral resource update for the Silvertip deposit detailed in the NI 43-101 technical report by Mr. Randy Cullen released on February 19, 2010.

For a small mine and mill operating seasonally (six months per annum, non-winter) at 500 tonne per day or 72,000 tonne per year, and using the three year average prices, (silver price: US$15.50/oz, lead price: US$0.98/lb, and zinc price: US$0.92/lb) the undiscounted pre-tax NPV is $US122 million, with a pre-tax IRR of 21 per cent. For the upside case (silver price: US$25/oz, lead price: US$1/lb, and zinc price: US$1/lb) the undiscounted pre-tax NPV is US$311 million, with a pre-tax IRR of 49% (Table 1). The initial capital cost of the project is estimated to be $US49 million with sustaining capital costs over the remaining mine life (21 years) estimated at $US54.2 million. The payback period is estimated at 4 years for the base case and 2 years for the upside case after reaching commercial production.

As a comparison, the scenario for a 200 tonne per day (Table 2) and a 1000 tonne per day (Table 3) mine and mill are also evaluated in the PA. According to the PA, a small mine and mill operating seasonally at 500 tonne per day offers better economic benefit in terms of capital return and cash flow than a 200 tonne per day mine and mill operating year round, and still allows Silvercorp to operate under the BC Small Mines Permit since the annual production would be less than 75,000 tonnes per year. By operating seasonally Silvercorp will avoid extreme winter conditions of cold weather and heavy snow.

While the 1,000 tonne per day operation does offer some economic advantage, the mine life is relatively short at approximately 7 years. Golder believes that while the economics are favourable, the current resource is too small to sustain this level of production and there is significant risk of logistical failure at this higher production rate.

Table 1 – Estimated Cash Flow for a Small Mine (72,000 tonne per year, 500 tonne per day Seasonal)

		Base Case	Upside Case
Silver price	(US$/oz)	$15.50	$25.00
Lead price	(US$/lb)	$0.98	$1.00
Zinc price	(US$/lb)	$0.92	$1.00
Pre-tax NPV 8% (US$ million)		$41	$136
Pre-tax NPV 0% (US$ million)		$122	$311
Pre-tax IRR		21%	49%
Payback (years)		4.0	2.0
Mine life (years)		21	21
Years 1-5 average annual cash flow (US$ million, NPV 8%)		$11.0	$22.0

Table 2 – Estimated Cash Flow for a Small Mine (200 tonne per day)

		Base Case
Silver price	(US$/oz)	$15.50
Lead price	(US$/lb)	$0.98
Zinc price	(US$/lb)	$0.92
Pre-tax NPV 8% (US$ million)		$22
Pre-tax IRR		21%
Payback (years)		4.5
Mine life (years)		16
Years 1-5 average annual cash flow (US$ million)		$7.9

Table 3 – Estimated Cash Flow for a 1000 tonne per day Operation.

		Base Case
Silver price	(US$/oz)	$15.50
Lead price	(US$/lb)	$0.98
Zinc price	(US/$lb)	$0.92
Pre-tax NPV 8% (US$ million)		$229
Pre-tax IRR		51%
Payback (years)		3.5
Mine life (years)		7
Years 1-5 average annual cash flow (US$ million)		$25.9

Preliminary Assessment Parameters

The following table details some of the key mine plan parameters and assumptions used in this Preliminary Assessment:

Project Parameters	1000 tpd Amounts	Seasonal 500 tpd Amounts	200 tpd Amounts
Total tonnes	2,055,000	1,490,000	1,115,000
Life-of-Mine Production Rate	1,000 tpd	72,000 tpy	72,000 tpy
Average Grade (silver-lead-zinc)	393g/t-7.5%-9.6%	469g/t-8.9%-10.4%	526g/t-10.0%-10.8%
Process Recovery (silver-lead-zinc)	75.8%-85.5%-82.9%	75.8%-85.5%-82.9%	75.8%-85.5%-82.9%
Exchange Rate (US$ Can$)	1:1	1:1	1:1
Mine Life (years)	7	21	16
Initial Capital (US$ million)	61.7	49.04	32.36
Life of Mine Capital (US$ million)	90.89	103.17	71.61
Total Mining Operating Cost (US$)	$130/t milled	$205/t milled	$252/t milled
Mining Cost (US$)	$105/t	$135/t	$180/t
Processing Cost (US$)	$15/t	$33/t	$33/t
Trucking and Shipping Cost (US$)	$180	$180	$180
G&A (US$)	$10/t	$37/t	$39/t

Mining and processing for a seasonal 500 tonne per day operation

The PA is based on an underground mine operation using a drift and fill mining method, tailings dam, processing and concentrate production facility, capable of processing 500 tonnes per day seasonally.

Extraction of the mineral resources would use drift and fill methods, with cemented rock fill (first 2 years) and paste backfill (year 3 onwards) used to fill open voids. It is expected that up to 50% of the mill tailings could be sent back underground, significantly reducing the size of the tailings area. The mine would be developed via a new ramp and the existing main decline for the transportation of personnel, equipment and materials, as well as transport of the mined resources to the surface for processing. Additional primary development would include two ventilation raises, escape way raises and level access drifts. A total of 5,700 metres of primary and secondary underground development is contemplated during the 21-year mine life.

Mineral processing will use differential flotation to produce lead and zinc concentrates for sale to a third party smelter. Concentrates will be bagged and delivered to the port of Stewart, BC then to smelters overseas. Numerous consultants have conducted metallurgical work on the Silvertip Project. The PA used the average recoveries of all tests completed to date (all pre-1999), that is, recoveries of 75.8 % for silver, 85.5 % for lead and 82.9% for zinc, with silver reporting to the lead concentrates, which will contain 2,000 to 3,000 grams silver per concentrate tonne. The lower silver recovery rate of 75.8% may be due in part to historical attempts to maximize zinc recovery. New metallurgical work is currently being conducted by SGS Mineral Services.

Over the mine life for the 500 tonne per day seasonal operation, mine production is expected to total 1.49 million tonnes at average diluted grades of 469 g/t silver, 8.9% lead and 10.4% zinc with a mining dilution of 10% and a mining recovery rate of 90%. Average total cost is expected to be $3.76 per silver ounce for the base case and $2.41 per silver ounce for the upside case over the 21-year mine life, net of base metal byproduct credits.

Capital costs (500 tonne per day seasonal)

Capital costs for the Silvertip project at 500 tonne per day seasonal operation are estimated as follows:

PRE-PRODUCTION CAPITAL COSTS
(in millions of dollars)
Mine Equipment	$ 6.82
Mine Development	1.50
Process plant and tailings facility	35.68
Infrastructure	5.04
------
Total	$49.04

Sustaining capital costs over the 21 year mine life amounts to $US54.2-million primarily attributed to underground development and equipment replacement costs.

Operating costs (500 tonne per day seasonal)

Mining	$135 per ore tonne processed
Processing	$33 per ore tonne processed
General and administrative	$37 per ore tonne processed
Total Operating	$205 per ore tonne processed

Based on the PA, a 500 tonne per day seasonal operation is the best option for the development of the Silvertip project. Under this option, the project can be built with a capital investment of less than $50 million and will generate an average annual cash flow in years 1-5 of $11 million (see Table 1) using 3 year average metal prices. The upside case generates an average annual cash flow in years 1-5 of $22 million using metal prices of: (silver price: US$25.00/oz, lead price: US$1.00/lb, and zinc price: US$1.00/lb). The Silvertip project will have a mine life of 21 years without any new discovery, providing the surrounding communities with long term employment opportunities. The cash flow generated can be used by Silvercorp to carry out more drilling to increase resources and potentially extend the mine life. Production will also provide benefits to the local community through profit sharing, business opportunities, and to government through tax payment.

Silvercorp intends to complete the continuing environmental assessment study, to prepare and submit an application for the Small Mine Permit, and to complete a feasibility study for the Silvertip project in fiscal 2012.

This press release has been reviewed by Golder Associates Ltd. Mr. Frank Hrdy P.Geo. is the Qualified Person on the project as defined under National Instrument 43-101. Mr. Hrdy has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company has applied for a mining permit for its GC silver-lead-zinc mine in the Guangdong Province and recently announced the acquisition of a 70% interest in the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.